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                                                                    NEWS RELEASE

CONTACT:  Richard C. Putz
          C-bridge
          219-865-9459
          Rputz@c-bridge.com
          ------------------

          Melissa Federico
          C-bridge
          617-342-5410
          mfederico@c-bridge.com
          ----------------------

FOR IMMEDIATE RELEASE
---------------------

             C-bridge Indicates Lower Third Quarter Earnings Outlook

BOSTON, Mass--September 13, 2001-- C-bridge (Nasdaq: CBIS) today said that, consistent with prior disclosure, weak market conditions are expected to result in third-quarter 2001 revenues lower than current estimates. The company expects a net loss (excluding stock compensation expenses, goodwill and intangibles amortization) of $7.5 million to $8.1 million on consolidated revenues of approximately $6.8 million to $7.5 million for the third quarter of 2001 ending September 30. Based on current information, excluding stock compensation expenses, goodwill and intangibles amortization and costs associated with merger and restructuring activities, third quarter results are expected to be a loss of $0.34 to $0.37 per share. For Q3-01 C-bridge has performed work for 18 organizations, including 4 new customers. The total cash balance at the end of Q3 is expected to be in the range of $35 to $38 million dollars, including $3 million dollars in restricted cash balances.

As previously announced, C-bridge and eXcelon have entered into a merger agreement, and have mailed a joint proxy statement/prospectus about the merger to their respective stockholders. The merger is expected to become effective before the end of the third quarter.

Assuming that the merger becomes effective as expected before September 30, 2001, the results of operations of C-bridge as a stand-alone entity for the third quarter will not be separately reported. eXcelon will include the results of operations of C-bridge for the period between the effectiveness of the merger and September 30, 2001, and the assets and liabilities of C-bridge at September 30, 2001, in eXcelon's financial statements for the third quarter of 2001.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 Statements in this press release relating to C-bridge's anticipated third quarter financial results and the expected merger with eXcelon are forward-looking statements. Such statements are subject to substantial risks and uncertainties and involve assumptions that could cause the future results of C-bridgee to differ materially from those expressed in this press release. C-bridge disclaims any intent or obligation to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

                                    - MORE -
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Important factors that could cause C-bridge's actual results to differ from these forward-looking statements include, but are not limited to, the profitability of our contracts, our ability to retain existing clients and attract new clients, our ability to hire, train, and retain qualified employees, our ability to continue to develop effective sales and marketing capabilities, our ability to keep pace with the Internet's rapid technological changes, evolving industry standards and changing client requirements, worldwide business use of the Internet, the growth in the number of web access devices per user, the occurrence of any failure of the Internet, the continued improvement of security on the Internet, market demand for XML-based products, general economic and industry conditions, costs related to the proposed merger, the possibility of substantial delay in the expected closing of the merger and the risk that the businesses of eXcelon and C-bridge will not be integrated successfully, any of which may cause actual results to differ materially from those described in this press release. In addition to the factors discussed above, factors that could cause C-bridge's actual results to differ from these forward-looking statements include those described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2000, as amended, and in the joint proxy statement/prospectus about the merger, both as filed with the Securities and Exchange Commission.

Copies of C-bridge's and eXcelon's Annual Reports on Form 10-K for the year ended December 31, 2000 can be found at http://www.sec.gov.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
INVESTORS AND SECURITY HOLDERS OF BOTH EXCELON AND C-BRIDGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER DESCRIBED ABOVE AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

eXcelon and C-bridge have mailed a proxy statement/prospectus about the merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from eXcelon or C-bridge.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

eXcelon and its officers and directors may be deemed to be participants in the solicitation of proxies from C-bridge's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in eXcelon's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from eXcelon.

C-bridge and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of eXcelon with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in C-bridge's Annual Report on Form 10-K for the year ended December 31, 2000, as amended, as filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from C-bridge.

C-bridge stockholders may vote by telephone by calling 1-877-PRX-VOTE, or by Internet at www.eproxyvote.com/cbis, or by returning the proxy card they received with the joint proxy statement/prospectus about the merger. As set forth in the joint proxy statement/prospectus, C-bridge's board of directors unanimously approved the merger agreement and recommended that stockholders vote to approve the merger.

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NOTE: C-bridge is a trademark of C-bridge Internet Solutions. All other trademarks are the property of their respective owners.